

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

March 7, 2016

<u>Via E-mail</u>
Lawrence J. Taff
Chief Executive Officer
Pacific Office Properties Trust, Inc.
841 Bishop Street, Suite 1700
Honolulu, Hawaii 96813

      **Re: Pacific Office Properties Trust, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed March 13, 2015
             File No. 001-09900**

Dear Mr. Taff:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                         /s/ Tom Kluck

                                         Tom Kluck
                                         Legal Branch Chief
                                         Office of Real Estate and
                                         Commodities

cc: Jeremy Heckman, Esq. (*via E-mail*)